December 15, 2023
Disclosure Review and Accounting Office
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. (Mail Stop 5-6)
Washington, D.C. 20549
ATTN: Document Control – Edgar
RE:
RiverSource Life Insurance Company
Pre-Effective Amendment No. 1 on Form S-3
 File number 333-273966
RiverSource Structured Solutions 2 Annuity
 Dear Commissioners:
Registrant has filed its Pre-Effective Amendment No. 1 on Form S-3 on or about December 15, 2023. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on December 29, 2023, or as soon as practicable thereafter.
Very truly yours,
/s/ Nicole D. Wood
Nicole D. Wood Assistant General Counsel and Assistant Secretary